EXHIBIT 99.1

Taseko to Release Third Quarter 2025 Results

VANCOUVER, British Columbia, Nov. 07, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its third quarter 2025 financial results after market close on Wednesday, November 12, 2025.

The Company will host a telephone conference call and live webcast on Thursday, November 13, 2025, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 9308157.

The webcast may be accessed at tasekomines.com/investors/events and will be archived until November 13, 2026 for later playback.

For further information on Taseko, please visit the Taseko website at tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.